Exhibit 99.1

For Immediate Release	NEWS RELEASE

Contacts:

Gastar Exploration Inc.

J. Russell Porter, Chief Executive Officer

713-739-1800 / rporter@gastar.com

Investor Relations Counsel:

Lisa Elliott, Dennard◾Lascar Associates:

713-529-6600 / lelliott@DennardLascar.com

Gastar Exploration Announces Acquisition of STACK Leasehold

Acquisition Financed by Increase in Ares Convertible Notes

HOUSTON, March 22, 2017 – Gastar Exploration Inc. (NYSE MKT: GST) (“Gastar”) announced today that it has completed the acquisition of additional working and net revenue interests in approximately 66 gross (9.5 net) producing wells and 5,670 net acres of additional STACK oil and gas leasehold in Kingfisher County, Oklahoma. Prior to the acquisition, Gastar held an interest in the majority of the acquired producing wells and leasehold. Current net production associated with the acquired well interests is approximately 330 barrels of oil equivalent per day (49% oil) and 57% of the acreage is currently held-by-production. The acquisition price of $51.4 million has an effective date of March 1, 2017 and is subject to customary final closing adjustments.

The acquisition was funded through a tack-on issuance, to funds managed by Ares Management, L.P. (“Ares”), of an additional $75 million principal amount, priced at par, of Gastar’s previously issued convertible notes due 2022, which increases the convertible notes issued to funds managed by Ares to $200 million. Upon the approval of the conversion rights of the convertible notes by Gastar’s shareholders at a special shareholders meeting currently scheduled to be held on May 2, 2017, $37.5 million principal of the recently issued convertible notes will be repurchased and retired by the Company in exchange for the issuance of 25,456,521 shares of Gastar’s common stock, issued at a price of $1.4731 per share, the 10-day volume weighted average price for Gastar’s common stock as of March 17, 2017. The remaining $162.5 million of the convertible notes will be eligible for conversion into Gastar common shares according to the terms of the indenture at an initial conversion price of $2.2103 per share. If the requisite shareholder approval of the conversion rights is not obtained on or before July 3, 2017, the convertible notes will not become convertible nor will they be repurchased, the notes will not be redeemable prior to their maturity except by payment of a “make whole” premium, and the interest rate on the notes will increase in increments to 15% per annum.

Commenting on the transaction, J. Russell Porter, Gastar’s President and Chief Executive Officer, said, “This acquisition further increases Gastar’s position in the STACK Play to a total of 62,370 net surface acres, excluding 27,100 net acres in the WEHLU and surrounding area. Acquiring additional working interest within our core STACK position in leases that Gastar currently owns and operates is an attractive approach to creating additional value. Approximately 48% of the additional interest is in leases that are within our joint development agreement area and as a result, Gastar will earn a 10% drilling promote on those additional interests that are drilled within the joint venture. Through our planned 2017 capital program, a large majority of the acquired leases will be held by production under our current drilling plan.”

About Gastar Exploration

Gastar Exploration Inc. is a pure play Mid-Continent independent energy company engaged in the exploration, development and production of oil, condensate, natural gas and natural gas liquids. Gastar’s principal business activities include the identification, acquisition, and subsequent exploration and development of oil and natural gas properties with an emphasis on unconventional reserves, such as shale resource plays. Gastar holds a concentrated acreage position in what is believed to be the core of the STACK Play, an area of central Oklahoma which is home to multiple oil and natural gas-rich reservoirs including the Meramec, Oswego, Osage, Woodford and Hunton formations. For more information, visit Gastar’s website at www.gastar.com.

Forward Looking Statements

This news release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “will,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. Although Gastar believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These include the risk of receipt of the settlement funds; and other risks described in Gastar’s Annual Report on Form 10-K and other filings with the SEC, available at the SEC’s website at www.sec.gov. By issuing forward looking statements based on current expectations, opinions, views or beliefs, Gastar has no obligation and, except as required by law, is not undertaking any obligation, to update or revise these statements or provide any other information relating to such statements.

Important Stockholder Information

Gastar has agreed to use its reasonable best efforts to obtain on or before July 3, 2017 any and all stockholder approvals that would be required under the listing standards of The NYSE MKT to permit all of Gastar’s recently issued Convertible Notes due 2022 to be converted into shares of Common Stock (the “Stockholder Approval”). In connection with the special meeting described herein, Gastar expects to file a Preliminary Proxy Statement followed by a Definitive Proxy Statement with the SEC regarding the special meeting of stockholders and the proposal for Stockholder Approval.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SPECIAL MEETING OF STOCKHOLDERS AND THE PROPOSAL FOR STOCKHOLDER APPROVAL.

The Preliminary Proxy Statement and the Definitive Proxy Statement, and any amendments or supplements and other relevant documents, will be available upon their filing free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 1-800-SEC-0330. Free copies of these documents will also be made available after filing with the SEC from Gastar’s website at www.gastar.com or by writing to Secretary, Gastar Exploration Inc., 1331 Lamar Street, Suite 650, Houston, Texas 77010.

Participants in the Solicitation

Gastar and its directors and executive officers are deemed to be participants in the solicitation of proxies from the stockholders of Gastar in connection with the Stockholder Approval. Information regarding Gastar’s directors and executive officers is included, or incorporated by reference in, Gastar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC. Other information regarding the participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Preliminary Proxy Statement and the Definitive Proxy Statement.

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